Exhibit 99.2

BRUUSH ORAL CARE INC.

MANAGEMENT’s DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 13, 2023

You should read the following management’s discussion and analysis of financial condition and results of operations together with our unaudited condensed interim financial statements as of and for the three and six months ended April 30, 2023 and April 30, 2022, of Bruush Oral Care Inc. (herein after referred to as “the Company”) which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, or IASB.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in the section titled “Risk Factors”. Our actual results may differ materially from those contained in the following discussion and analysis, as well as the section titled “Cautionary Note Regarding Forward-Looking Statements”.

Basis of Presentation

Our unaudited condensed interim financial statements as of and for the three and six months ended April 30, 2023 and April 30, 2022 are presented in U.S. dollars and have been prepared in accordance with IFRS which may differ in material respects from generally accepted accounting principles accounting principles in the United States, or U.S. GAAP. Our presentation and functional currency is the U.S. dollar and, accordingly, all the amounts in this discussion and analysis are in U.S. dollars unless otherwise indicated. See “Results of Operations – April 30, 2023 compared to April 30, 2022”.

Non-IFRS Financial Measures

This discussion may refer to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS.

Going Concern

As of and for the six months ended April 30, 2023, the Company has recurring losses, a working capital deficit of $5,180,536 (October 31, 2022 – working capital deficit of $1,408,415), an accumulated deficit totaling $31,970,826 (October 31, 2022 – accumulated deficit of $26,386,314) and negative cash flows used in operating activities of $4,746,426 (April 30, 2022 – negative cash flows used in operating activities of $3,360,441). The ability of the Company to carry out its business objectives is dependent on its ability to secure continued financial support from related parties, to obtain equity financing or to ultimately attain profitable operations in the future. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. Whether and when the Company can attain profitability and positive cash flows is uncertain. While the Company has been successful in securing financing in the past, there is no assurance that we will be able to obtain financing in the future on terms acceptable to us.

Company Overview

The Company is on a mission to inspire confidence through brighter smiles and better oral health. Founded in 2018 by Chief Executive Officer Aneil Manhas, a former investment banker and private equity investor turned entrepreneur, we are an oral care company that is disrupting the space by reducing the barriers between consumers and access to premium oral care products because it is our belief that high-quality oral care products should be more accessible. We are an e-commerce business with a product portfolio that currently consists of a sonic-powered electric toothbrush kit and brush head refills. Through our website, consumers can purchase a Brüush starter kit (the “Brüush Kit”), which includes: (i) the Brüush electric toothbrush (the “Brüush Toothbrush”); (ii) three brush heads; (iii) a magnetic charging stand and USB power adapter; and (iv) a travel case. We also sell the brush heads separately which come in a three-pack (the “Brüush Refill”) and can be purchased on a subscription basis, where the customer will automatically receive a Brüush Refill every six months (the “Subscription”). We consider a Subscription to be active (an “Active Subscription”) until it is either cancelled by the customer or terminated due to payment failure (for example, a lost or expired credit card). In 2024, we plan to expand our portfolio with the launch of several new subscription-based consumable oral care products, including toothpaste, mouthwash, dental floss, a whitening pen, as well as an electric toothbrush designed for kids.

Financial Operations Overview

Revenues

Revenues are comprised of sales of Brüush Kits and of Brüush Refills net of changes in the provision for payment discounts and product return allowances.

Cost of goods sold

Cost of goods sold consists of: (i) the costs of finished goods sold; and (ii) the freight expense of transporting the finished goods from the manufacturer to our third-party distribution facility in Salt Lake City, Utah.

Operating expenses

Operating expenses consist primarily of advertising and marketing expenses, salaries and wages, consulting services, professional fees, interest charges, and shipping and delivery expense. We offer free regular shipping on all of our website orders. All of these expenses have increased year-over-year and are expected to keep rising as we continue to scale our brand building and customer acquisition efforts, as well as expand our operations to facilitate higher revenues.

Results of Operations – Six months ended April 30, 2023 compared to six months ended April 30, 2022

The table below sets forth a summary of our results of operations for the six months ended April 30, 2023 and April 30, 2022:

	Six months ended April 30,
	2023	2022
	(unaudited)	(unaudited)	Change	% Change

Revenues	$1,401,624	$1,111,808	$289,816	26%
Cost of goods sold	(436,086)	(376,088)	(59,998)	(16)%
Gross profit	$965,538	$735,720	$229,818	31%
Gross margin	69%	66%

Revenues

Our revenues increased 26% for the six months ended April 30, 2023 to $1,401,624 from $1,111,808 for the six months ended April 30, 2022, due primarily to the results of our expanded marketing and customer acquisition efforts.

Cost of goods sold

Our cost of goods sold increased 16% to $436,086 for the six months ended April 30, 2023 from $376,088 for the six months ended April 30, 2022. The increase was mainly due to the increase in goods sold during the six months ended April 30, 2023 compared to six months ended April 30, 2022 as explained above.

Gross profit

We recorded gross profit of $965,538 and $735,720 for the six months ended April 30, 2023 and the six months ended April 30, 2022. Our gross margin increased to 69% for the six months ended April 30, 2023 from 66% for the six months ended April 30, 2022. The increase in gross profit is primarily due to the fact that a larger portion of revenue came from Brüush Kits, which have a higher gross margin compared to Brüush Refills. The split between Brüush Kit and Brüush Refill sales was 78% and 22%, respectively during the six months ended April 30, 2023, compared to 60% and 40%, respectively during the six months ended April 30, 2022.

Operating expenses

The following table sets forth our operating expenses for the six months ended April 30, 2023, and April 30, 2022:

	Six months ended April 30,
	2023	2022		%
	(unaudited)	(unaudited)	Change	Change
Advertising and marketing	$(4,483,815)	$(2,567,496)	$(1,916,319)	(75)%
Depreciation expense	(2,110)	(5,640)	3,530	63%
Commission	(62,447)	(29,841)	(32,606)	(109)%
Consulting	(559,177)	(482,991)	(76,186)	(16)%
Interest and bank charges	(224,344)	(358,445)	134,101	37%
Inventory management	(18,143)	(12,896)	(5,247)	(41)%
Merchant fees	(47,923)	(56,460)	8,537	15%
Office and administrative expenses	(260,122)	(123,782)	(136,340)	(110)%
Professional fees	(260,802)	(73,519)	(187,283)	(255)%
Research and development	(1,680)	-	(1,680)	-
Salaries and benefits	(757,208)	(436,575)	(320,633)	(73)%
Share-based compensation	(406,154)	(7,861)	(398,293)	(5067)%
Shipping and delivery	(450,147)	(350,096)	(100,051)	(29)%
Travel and entertainment	(68,884)	(127,359)	58,475	46%
	$(7,602,956)	$(4,632,961)	$(2,969,995)	(64)%

Operating expenses for the six months ended April 30, 2023 were $7,602,956, compared to $4,632,961, for the six months ended April 30, 2022. The primary reasons for the increase are: (i) increased advertising and marketing efforts, particularly during the holiday season; (ii) increased shipping and delivery to facilitate a higher level of sales; (iii) a higher salaries and benefits expense due to expansion of the team during this period, including the addition of senior team members in operations and sales roles; (iii) a higher office and administrative expense as we expanded our office in Toronto to support a growing team; (iv) higher professional fees due to an increase in legal fees related to maintaining the Company’s listing on the Nasdaq Stock Market; and (v) and increased share-based compensation.

Operating loss before other items

	Six months ended April 30,
	2023	2022		%
	(unaudited)	(unaudited)	Change	Change

Gross profit	$965,538	$735,720	$229,818	31%
Operating expenses	(7,602,956)	(4,632,961)	(2,969,995)	(64)%
Operating loss before other items	$(6,637,418)	$(3,897,241)	$(2,740,177)	(70)%

Our operating loss before other items was $6,637,418 for the six months ended April 30, 2023 as compared to an operating loss before other items of $3,897,241 for the six months ended April 30, 2022. The increase of $2,740,177 in operating loss is due to an increase in overall operating expenses as described above.

Other items

The following table sets forth our other income (loss) for the six months ended April 30, 2023, and April 30, 2022:

	Six months ended April 30,
	2023	2022		%
	(unaudited)	(unaudited)	Change	Change

Foreign exchange	$(31,745)	$19,737	$(51,482)	(261)%
Gain on revaluation of warrant derivative	1,473,271	181,078	1,292,193	714%
Financing costs	(417,794)	(3,150,000)	2,732,206	87%
Other income (refer to Note 11 of the financial statements)	159,324	-	159,324	100%
Write down of prepaid inventory (refer to Note 5 of the financial statements)	(130,150)	-	(130,150)	(100)%
	$1,052,906	$(2,949,185)	$4,002,091	136%

Income from other items was $1,052,906 for the six months ended April 30, 2023 as compared to a loss from other items of $2,949,185 for the six months ended April 30, 2022. This is largely due to the $1,473,271 gain on the revaluation of the warrant derivative for six months ended April 30, 2023 in comparison to a gain of $181,078 during the six months ended April 30, 2022. The main drivers of the gain on the revaluation of the warrant derivative from the time of issuance are the decrease in the estimated stock price for the underlying shares. This gain is offset by financing costs of $417,794 related to the transaction costs incurred on issuance of warrants during the December 2022 private placement. See “Subsequent Events — December 2022 Private Placement and Inducement Letter” below.

The following table shows the evolution of the Company’s derivate warrant liability:

Balance, October 31, 2022	$1,242,580
Issued during the period	1,974,626
Change in fair value of derivative	(1,473,271)
Derecognition of warrant derivative	(636,160)
Balance, April 30, 2023	$1,107,775

Selected Quarterly Information

The following table presents selected financial information for each of the previous eight quarters:

	April 30,	January 31,	October 31,	July 31,
	2023	2023	2022	2022

Revenues	$325,532	$1,076,092	$789,678	$730,956
Net loss	(475,091)	(5,109,421)	(625,947)	(1,292,898)
Net loss per share	(0.95)	(32.58)	(2.00)	(9.00)

	April 30,	January 31,	October 31,	July 31,
	2022	2022	2021	2021

Revenues	$301,978	$809,830	$528,359	$516,367
Net loss	(2,732,972)	(4,113,453)	(1,568,006)	(1,929,305)
Net loss per share	(17.39)	(26.25)	(10.00)	(12.25)

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows from (used in) operating activities, investing activities and financing activities for the six months ended April 30, 2023 and April 30, 2022:

	Six months ended April 30,
	2023	2022		%
	(unaudited)	(unaudited)	Change	Change

Net cash flows used in operating activities	$(4,746,426)	$(3,360,441)	$(1,385,985)	(41)%
Net cash flows used in investing activities	(1,405)	(2,042)	637	31%
Net cash flows from financing activities	4,869,231	3,760,725	1,108,506	29%
	$121,400	$398,242	$(276,842)	(70)%

Net cash used in operating activities

Cash flows used in operations, which is generally the net income or loss adjusted for non-cash items, such as amortization and depreciation, fair valuation changes of the warrant derivative and changes in non-cash working capital items, was an outflow of $4,746,426 for the six months ended April 30, 2023, as compared to an outflow of $3,360,441 for the six months ended April 30, 2022. The main factor that contributed to the increase in cash outflow from operations was the higher operating loss of $6,637,418 for the six months ended April 30, 2023 compared to the operating loss for the six months ended April 30, 2022 of $3,897,241.

Net cash used in investing activities

Cash used in investing activities was $1,405 for the six months ended April 30, 2023 as compared to $2,042 for the six months ended April 30, 2022. Investing activities in both the current period and the comparative period consisted of purchases of equipment.

Net cash from financing activities

Cash provided by financing activities was $4,869,231 for the six months ended April 30, 2023 as compared to $3,760,725 for the six months ended April 30, 2022. The increase in cash provided from financing activities is due to: (i) a private placement that closed on December 9, 2022 for aggregate gross proceeds of approximately $3.0 million, before deducting fees to the placement agent and other offering expenses payable by the Company; and (ii) the issuance of an unsecured promissory note on March 20, 2023 in a principal amount of US$2,749,412 to Target Capital 14 LLC. The unsecured promissory note was issued at an original issue discount of 15% with a maturity date of July 18, 2023. See “Subsequent Events — Issuance of Convertible Note” below.

As of April 30, 2023, the Company had a working capital deficit of $5,180,536, compared to a working capital deficit of $1,408,415 as of October 31, 2022.

Funding requirements

As of and for the six-month period ended April 30, 2023, the Company has recurring losses, a working capital deficit of $5,180,536 (October 31, 2022 – working capital deficit of $1,408,415), an accumulated deficit totaling $31,970,826 (October 31, 2022 – accumulated deficit of $26,386,314) and negative cash flows used in operating activities of $4,746,426 (October 31, 2022 – negative cash flows used in operating activities of $12,590,778). The ability of the Company to carry out its business objectives is dependent on its ability to raise additional capital to support current operations and planned development.

Off-balance asset arrangements

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Financial Instruments and Risk Management

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrant derivative liability at initial recognition and at period-end has been calculated using the Black Scholes option pricing model.	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The share price was higher (lower)

● The risk-free interest rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair values of the derivative liability, reasonably possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		Six months ended April 30, 2023	Six months ended April 30, 2022
Volatility	20%	$435,415	$261,511

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Risk Management

In the normal course of our business, we are exposed to a number of financial risks that can affect our operating performance and financial condition. These risks, and the actions taken to manage them, are as noted below.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk.

Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. For financial assets, this is typically the gross carrying amount, net of any amounts offset and any impairment losses.

The Company’s principal financial assets are cash and trade accounts receivable. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Credit risk is not concentrated with any particular customer. The Company’s accounts receivable consists primarily of GST receivable. Trade receivables are generally insignificant.

At April 30, 2023, the Company’s maximum credit risk exposure is $152,604.

Foreign exchange risk

Foreign currency risk arises from fluctuations in foreign currencies versus the United States dollar that could adversely affect reported balances and transactions denominated in those currencies. As at April 30, 2023, a portion of the Company’s financial assets are held in Canadian dollars. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in United States dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time. The Company is not exposed to any material foreign currency risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of common shares. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

As of April 30, 2023, the Company had cash of $194,321 and current liabilities of $6,066,387, compared to $72,921 and $2,593,913, respectively, as of October 31, 2022. Appropriate going concern disclosures have been made in Notes to the financial statements. To address the negative working capital balance and any short-term cash shortfalls as of April 30, 2023, the Company issued convertible debentures for gross proceeds of $3,341,176 in June 2023.

Capital Management

In the management of capital, the Company includes components of shareholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

Contractual Obligations

All of our contractual maturities for liabilities as at April 30, 2023 and October 31, 2022 are within one year, consisting of accounts payable and accrued expenses and loans payable.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

All related party transactions are in the normal course of operations. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments.

Related party transactions with directors, subsequent and former directors and companies and entities over which they have significant influence:

	Six months ended
	April 30, 2023	April 30, 2022
Consulting fees	$11,163	$-
Director fees	93,000	47,905
Professional fees	-	50,000
Salaries	321,234	110,354
Share-based compensation	405,419	-
	$830,816	$208,259

Accounts payable and accrued liabilities – As of April 30, 2023, $11,163 (October 31, 2022 - $33,918) due to related parties was included in accounts payable and accrued liabilities.

Critical Accounting Estimates and Judgments

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if revision affects current and future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s Financial Statements. The Company based its assumptions and estimates on parameters available when the Financial Statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Recent Accounting Pronouncements

None that specifically apply to the Company as evaluated by management.

Subsequent Events

Litigation

During the subsequent period, litigation was brought against the Company by the Toronto Dominion Bank (“TD Bank”) in which TD Bank made a claim for an amount of $1,721,345 (the “Principal Amount”) relating to a bank overdraft. TD Bank and the Company reached a settlement agreement in which the Company agreed to repay the Principal Amount plus interest and additional costs. The Settlement was guaranteed by a letter of credit issued to TD Bank by the Royal Bank of Canada in a notional amount of $2,000,000.

Issuance of Convertible Note

On June 26, 2023, the Company issued an unsecured convertible note in an aggregate principal amount of $3,341,176 (the “June 2023 Note”) to Target Capital 14 LLC (“Target Capital”) with a maturity date of June 26, 2024. The conversion price in effect is equal to $6.25 for the first seven months, and thereafter, 90% of the lowest closing price of the Company’s shares for the previous three trading days prior to the conversion date; provided, however, that such price shall in no event be less than $3.75. Consequently, a maximum of 890,980 shares of Common Stock are issuable by the Company upon conversion of the June 2023 Note. The June 2023 Note contains customary and standard representations and warranties, and covenants.

In connection with the issuance of the June 2023 Note, the Company entered into a securities purchase agreement with Target Capital and issued to Target Capital a common share purchase warrant to purchase 400,941 common shares (the “Purchase Warrant”), with an exercise price of $0.001 or on a cashless basis. The Purchase Warrants are classified as financial liabilities since the terms allows for a cashless net share settlement at the option of the holder.

The June 2023 Note cancelled an unsecured promissory note in the principal amount of $2,749,412 (the “Note”) that was issued to Target Capital on March 20, 2023 (the “March 2023 Note”). The March 2023 Note was issued at an original issue discount of 15% with a maturity date of July 18, 2023. As a result, the Company has no obligations pursuant to the March 2023 Note.

December 2022 Private Placement and Inducement Letter

On December 9, 2022, the Company closed a $3 million private placement transaction, pursuant to which the Company issued to certain investors (the “Holders”) common share purchase warrants (the “Existing Warrants”), each warrant exercisable for one share of Common Stock. On August 22, 2023, the Company issued an offer letter to the Holders (the “Inducement Letter”), providing the Holders the opportunity to exercise for cash all or some of the Existing Warrants at an exercise price of $3.33 per share of Common Stock in consideration for the issuance to each exercising Holder of a new Common Stock purchase warrant (the “New Warrant”) exercisable at an exercise price of $3.33 per share for a number of shares of Common Stock equal to 250% of the number of shares of Common Stock issued in connection with the Inducement Letter. In connection with the Inducement Letter, the Holders elected to exercise Existing Warrants for 633,026 shares of Common Stock. As a result of such exercise, New Warrants exercisable for an aggregate 1,582,565 shares of Common Stock were issued.

Share Capital

From August 1 to August 25, 2023, a total of 883,131 shares were issued from warrants being exercised for proceeds of $2,855,979. On August 10 and 14, 2023, the company issued 50,000 and 150,000 common shares, respectively, as compensation for consulting services.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value.

As at April 30, 2023, the Company had a total of 511,361 common shares outstanding and 19,689 restricted share units (“RSUs”) outstanding, and none of the RSUs had vested.

As of April 30, 2023, the following options were outstanding and vested, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
3,207	CAD$172.50	November 9, 2025	3,207
40,800	$6.25	April 3, 2028	-
44,007			3,207

The following table discloses the number of warrants outstanding as at April 30, 2023:

Number of warrants	Exercise Price	Expiry date
10,736	CAD$86.75	August 3, 2024
18,474	CAD$260.50	August 3, 2024
163,565	$52	August 4, 2027
10,514	$130	August 4, 2027
11,931	$0.025	August 4, 2027
266,420	$52	November 3, 2027
118,667	$15	June 9, 2028
78,000	$15	June 9, 2028
11,333	$0.025	No expiry
689,640

As of September 13, 2023, the Company had a total of 1,594,492 shares outstanding and 19,689 restricted share units (“RSUs”) outstanding, and 6,563 RSUs had vested.

The Company also had the following warrants outstanding as of such date:

Number of warrants	Exercise Price	Expiry date
10,736	CAD$86.85	August 3, 2024
18,474	CAD$260.55	August 3, 2024
149,142	$52	August 4, 2027
10,514	$130	August 4, 2027
266,420	$52	November 3, 2027
11,931	$0.025	August 4, 2027
1,582,566	$3.33	June 9, 2028
2,049,783